[redacted]

10027675

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
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SEC FILE NUMBER
8-66136

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Pipeline Trading Systems LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 East 42nd Street, Suite 624
(No. and Street)

New York, (City) NY (State) 10165 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. David R. Chaskin (212) 370-8361
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

60 Broad Street (Address) New York (City) New York (State) 10004 (Zip Code)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
106

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

I, David R. Chaskin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pipeline Trading Systems LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DERYCK SINGH
Notary Public, State of New York
No. 01SI6185468
Qualified in Suffolk County
Commission Expires April 21, 2012

Signature

Chief Financial Officer and Financial Operations Principal
Title

Notary Public

This report ** contains (check applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PIPELINE TRADING SYSTEMS LLC
(a wholly owned subsidiary of
Pipeline Financial Group, Inc.)

December 31, 2009

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Pipeline Trading Systems LLC

We have audited the accompanying statement of financial condition of Pipeline Trading Systems LLC (a wholly owned subsidiary of Pipeline Financial Group, Inc.) (the "Company") as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Pipeline Trading Systems LLC as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 26, 2010

Pipeline Trading Systems LLC
(a wholly owned subsidiary of Pipeline Financial Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS

Cash and cash equivalents	$ 6,291,918
Investment securities owned, at fair value	17,124,788
Receivable from broker	1,626,504
Commissions receivable, net of allowance of $150,000	245,615
Equipment, net of accumulated depreciation of $1,526,492	256,147
Other	627,909
Total assets	$26,172,881

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$ 791,261
Accrued expenses and other	2,427,305
Total liabilities	3,258,566
Member's equity	22,914,315
Total liabilities and Member's equity	$26,172,881

The accompanying notes are an integral part of this statement.

Pipeline Trading Systems LLC
(a wholly owned subsidiary of Pipeline Financial Group, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2009

NOTE A - ORGANIZATION

Pipeline Trading Systems LLC (the "Company") is a New York City based broker-dealer that is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company operates the Pipeline Alternative Trading System ("ATS"), an electronic marketplace that enables institutions and brokerage firms to quickly and efficiently trade large blocks of NYSE, NASDAQ NMS and AMEX stocks and Exchange Traded Funds ("ETFs"). The Company also routes orders to other broker-dealers and market destinations for execution.

The Company generates commission revenue through securities transactions and introduces customers to its clearing broker pursuant to a fully disclosed clearance agreement. The Company is therefore exempt from the requirements of SEC rule 15c-3 under paragraph k(2)(ii).

The Company is a wholly owned subsidiary of Pipeline Financial Group, Inc. (the "Parent").

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Cash and Cash Equivalents

The Company considers its investments in financial instruments with maturities of less than 90 days when issued to be cash equivalents. Cash and cash equivalents are held primarily at one major financial institution. At times the amount on deposit exceeds the insured limit of the institution and exposes the Company to credit risk.

Investment Securities

The Company accounts for its investment securities at fair value. Investment securities with original maturities of greater than 90 days are presented as investment in securities owned.

NOTE B (continued)

Securities Transactions

The Company records securities transactions executed for its customers and related commissions and expenses on a trade-date basis.

Deferred Revenue

The Company has received commission revenue in advance of services provided and will recognize this revenue in the period in which the customer performs securities transactions.

Depreciation

Equipment is stated at cost less accumulated depreciation. Depreciation on equipment is computed using the straight-line method over three years. Depreciation on purchased software is computed using the straight-line method over the estimated useful lives of the assets, generally three years.

Income Taxes

No provision for income taxes has been reflected in the accompanying financial statements. The Company is a limited liability company and a disregarded entity for tax purposes. There is no tax sharing agreement between the Company and its Parent and there have been no distributions to the Parent for reimbursements of taxes.

The Company adopted the provisions of FASB Accounting Standards Codification (ASC) 740, Income Taxes, on January 1, 2009. As required by the uncertain tax position guidance in ASC 740, the Company recognizes the financial statement benefit of a tax position, for those jurisdictions that apply an entity level tax, only after determining that the relevant tax authority would more likely than not sustain the position following an audit. At the adoption date and for the year ended December 31, 2009, the Company did not have any material uncertain tax positions for which the statute of limitations remained open.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE C - RECENT ACCOUNTING PRONOUNCEMENTS

In June 2009, the FASB issued SFAS No. 167, newly codified as ASC 810 Amendments to FASB Interpretation No. 46(R) ("SFAS No. 167"), which amends the consolidation guidance applicable to variable interest entities ("VIEs"). The amendments to the consolidation guidance affect all entities currently within the scope of FIN 46(R), as well as qualifying special-purpose entities ("QSPEs") that are currently excluded from the scope of FIN 46(R). SFAS No. 167 replaces the quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in a VIE with an approach focused on identifying which enterprise has the power to direct the activities of a VIE that most significantly impact the entity's economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. SFAS No. 167 is effective as of the beginning of the first fiscal year beginning after November 15, 2009. The Company is currently evaluating the impact, if any, that SFAS No. 167 would have on the Company's financial condition, results of operations and cash flows upon adoption.

NOTE D - FAIR VALUE MEASUREMENTS

US GAAP establishes a hierarchal disclosure framework that prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is impacted by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments or assets measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1 - Quoted prices are available in active markets for identical investments as of the reporting date. As required by US GAAP, the Company does not adjust the quoted price for these investments, even in situations where we hold a large position and a sale could reasonably impact the quoted price.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

NOTE D (continued)

Level 3 - Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

The following table summarizes the valuation of the Company's assets, carried at fair value, by the fair value hierarchy levels as of December 31, 2009:

Assets	Level 1	Level 2	Level 3	Total
Cash and cash equivalents - money market fund	$5,303,290	$ -	$ -	$ 5,303,290
Investment securities owned, at fair value:				
Common stock	10,723			10,723
US treasury bills	4,015,002			4,015,002
Certificates of deposit		2,250,280		2,250,280
Fixed income securities	-	10,848,743	-	10,848,743
Total investment securities owned, at fair value	4,025,725	13,099,023	-	17,124,748
Totals	$9,329,015	$13,099,023	$ -	$22,428,038

NOTE E - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain minimum net capital, as defined, of $250,000 or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. Net capital and aggregate indebtedness change day to day, but as of December 31, 2009, the Company had net capital of $21,685,729, which was $21,435,729 in excess of its required minimum net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.15 to 1.

The Company maintains proprietary accounts with the clearing broker ("PAIB assets") for deposit, errors, accommodations and sundry expense purposes; the Company does not regularly trade for its own account. PAIB assets are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker which requires, among other things, that the clearing broker perform a computation of PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

NOTE F - EQUIPMENT

Equipment consists of the following:

	December 31, 2009
Computer equipment	$1,507,514
Software	275,125
	1,782,639
Accumulated depreciation	1,526,492
	$ 256,147

NOTE G - RELATED PARTY TRANSACTIONS

Transactions with the Parent

The Company has entered into a series of administrative agreements (the "Agreements") with the Parent under which the Parent provides the services of its employees and other services as may be required by the Company for which the Company pays the Parent. Such expenses include salaries of certain personnel, office space, legal services, use of the trading system and related computer equipment and technical support services. Pursuant to the Agreement in place for the period ended June 30, 2009, the Company agreed to pay the Parent monthly $2,250,000 plus 15% of revenue. Effective July 1, 2009, the Company agreed to pay the Parent monthly $1,750,000 plus 15% of revenue. In addition, on an exceptions basis, the Parent may occasionally make payments as a result of the Company's activities or on behalf of the Company that are outside of the scope of the Agreement in place at the time of the payment. In such situations, the Parent is reimbursed by the Company and the relevant expenses are recognized by the Company.

At December 31, 2009, the Company had $567,179 payable to the Parent for administrative fees, which is included in accrued expenses and other on the statement of financial condition.

Transactions with Pipeline Financial Group LTD

The Company has entered into a commission sharing arrangement with the Pipeline Financial Group LTD ("LTD"), under which the Company shares commissions generated by its customers for executing securities transactions in non United Sates securities.

At December 31, 2009, the Company had $2,302 payable to LTD for shared commissions, which is included in accrued expenses and other on the statement of financial condition.

Adaptive Technologies, Inc.

Pursuant to a license agreement entered into by the Parent and Adaptive Technologies, Inc. ("AT"), the Parent has agreed to pay AT royalties based upon factors that can include activities conducted by the Company. Accordingly, the Company recognizes such royalties as an expense and pays such royalties directly to AT. An officer of the Parent owns a significant equity interest in AT. At December 31, 2009, the Company had $273,257 payable to AT, which is included in the accrued expenses and other on the statement of financial condition.

NOTE G (continued)

Transactions with other Affiliates

Subscribers to the Company's brokerage services may be affiliated with the Parent and, as such, trade equity and/or option securities via the Company. Affiliates do not receive any advantage whatsoever in their trading on the Pipeline ATS. The Company's policy is that Affiliates (i) are subject to the same price-time prioritization rules as non-affiliates; (ii) receive the same information about orange and black lights as non-affiliates; and (iii) have no access to order or trade data of other subscribers.

NOTE H - COMMITMENTS AND CONTINGENCIES

Legal Matters

The Company is periodically involved in legal matters, including regulatory proceedings and litigation that arise in the normal course of business. The Company is currently responding to information requests from the SEC regarding its business activities. The Company does not believe any such matters in which it is currently involved will have a material adverse effect on its financial position or its results of operations.

License Agreements and Other

Pursuant to a license agreement (the "License Agreement") as amended July 17, 2009, entered into by the Parent and a third party, the Parent has a commitment to pay the third party royalties in connection with the use of information provided by the third party in the Company's trading system. Obligations under the License Agreement arising from the Company's operations are recognized at the Parent level and related expenses are recognized by the Company under the agreement with the Parent.

The Company has client commission arrangements with certain subscriber customers to pay for investment-related services. At December 31, 2009, the Company had recorded $979,510 of investment-related services liability, which is included in accrued expenses and other on the statement of financial condition.

NOTE H (continued)

Operating Lease

The Company leases office space in Boston, Massachusetts, Chicago, Illinois and San Francisco, California under noncancelable operating leases expiring at various dates through 2011.

The following is a schedule by years of future minimum annual rental payments under noncancelable operating leases:

	December 31, 2009
2010	$254,755
2011	42,381
	$297,136

NOTE I - TRANSACTIONS WITH CLEARING BROKER

The Company conducts business with its clearing broker on an agency basis on behalf of its customers and occasionally for its own proprietary account. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearance agreement. The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions.

NOTE J - OFF-BALANCE-SHEET RISK, CONCENTRATION RISK AND CREDIT RISK

In the normal course of business, the Company executes with its clearing broker, as agent, transactions on behalf of its customers where the risk of potential loss due to market fluctuations (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions. Should a counterparty not fulfill its obligations in any of these transactions, the Company may be required to buy or sell the securities at prevailing market prices in the future on behalf of its customers.

NOTE K - DEFERRED REVENUE

The Company has received commission revenue in advance of services provided and will recognize this revenue in the period in which the customer executes securities transactions. At December 31, 2009, the Company had recorded $249,437 of deferred revenue, which is included in accrued expenses and other on the statement of financial condition.

NOTE L - SUBSEQUENT EVENTS

The Company has evaluated events and transactions that may have occurred since December 31, 2009 through February 26, 2009, the date the financial statements were available for issuance and has determined there were no subsequent events during this period.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

PIPELINE TRADING SYSTEMS LLC
(a wholly owned subsidiary of
Pipeline Financial Group, Inc.)

December 31, 2009

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member of
Pipeline Trading Systems LLC

In planning and performing our audit of the financial statements of Pipeline Trading Systems LLC (a wholly owned subsidiary of Pipeline Financial Group, Inc.) (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a significant deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers. It is not intended for, and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 26, 2010

SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PIPELINE TRADING SYSTEMS LLC
(a wholly owned subsidiary of Pipeline Financial Group, Inc.)

For the period beginning April 1, 2009 and ending December 31, 2009

GrantThornton

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of
Pipeline Trading Systems LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the fiscal period beginning April 1, 2009 and ending December 31, 2009, which were agreed to by Pipeline Trading Systems LLC (a wholly owned subsidiary of Pipeline Financial Group, Inc.) (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation ("Form SIPC-7T"). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with the FOCUS Income Statement schedule for the for the period beginning April 1, 2009 and ending December 31, 2009 which was agreed to quarterly FOCUS reports noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related FOCUS Income Statement schedule for the period beginning April 1, 2009 and ending December 31, 2009 supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 26, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066136 FINRA DEC
PIPELINE TRADING SYSTEMS LLC 7*7
ATTN: DAVID CHASKIN
60 E 42ND ST STE 624
NEW YORK NY 10165-0623

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

David R Chaskin 212-370-8361

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 77,115

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (22,411)

____
Date Paid

C. Less prior overpayment applied (________)

D. Assessment balance due or (overpayment) 54,704

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ________

F. Total assessment balance and interest due (or overpayment carried forward) $________

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 54,704

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Pipeline Trading System LLC
(Name of Corporation, Partnership or other organization)

David R Chaskin
(Authorized Signature)

Dated the 8 day of Feb, 2010.

CFO and FinOp
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 35,528,800
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	203,291
Total additions	203,291
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	4,886,192
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	4886192
2d. SIPC Net Operating Revenues	$ 30,845,899
2e. General Assessment @ .0025	$ 77,115

(to page 1 but not less than $150 minimum)